Amendment No 2. to

Capital One Funds Rule 12b-1 Plan

The Amendment No. 2 to Capital One Funds Rule 12b-1 Plan (the “Amendment”) amends that certain Plan dated October 14, 1988 and subsequently amended (the “Plan”) and is made on this 18th day of October, 2006, to become effective upon the effective date of the Distribution Agreement between Capital One Funds and BISYS Fund Services Limited Partnership.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Defined Terms. Terms used as defined terms herein which are not otherwise defined shall have the meanings ascribed thereto in the Plan.

2.	Amendment to Plan. The Plan is hereby amended as follows:

BISYS Fund Services Limited Partnership (“BISYS LP”), as the new Distributor of the Funds of the Trust, is hereby made a party to the Plan in replacement of Edgewood. From and after the effective date, references in the Plan to Edgewood shall be replaced by references to BISYS LP for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives, intending to be legally bound hereby, as of the day and year first above written.

Capital One Funds		BISYS Fund Services Limited Partnership By: BISYS Fund Services, Inc., its General Partner

By:	/s/ Richard L. Chauvin Jr.	By:	/s/ Fred Naddaff
Name:	Richard L. Chauvin Jr.	Name:	Fred Naddaff
Title:	President and Chief Investment	Title:	President